Mail Stop 4561

February 27, 2009

Mr. Harry H. Herington
Chief Executive Officer and Director
NIC Inc.
25501 West Valley Parkway, Suite 300
Olathe, Kansas 66061

      Re: NIC Inc.
             Form 10-K for the year ended December 31, 2007
             Filed March 17, 2008
             File No. 000-26621

Dear Mr. Herington:

We have completed our review of the above-referenced filing and have no further
comments at this time.

               Sincerely,

               Karen J. Garnett
               Assistant Director

cc: Steven M. Kovzan
       Chief Financial Officer
       Via facsimile: (913) 498-3472